Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 5, 2023

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Transamerica Structured Index AdvantageSM Annuity: Form S-1 Registration

Statement (File No. 333-269398)

Mr. Cowan:

This letter responds to comments that you provided via phone call on March 24, 2023, with respect to the above-referenced filing for the Transamerica Structured Index AdvantageSM Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

I. Facing Sheet

Comment 1: Please add the following disclosure on the facing sheet: “Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to registration no. XXX. Upon effectiveness, this Registration Statement, which is a new Registration Statement, will also act as a post-effective amendment to such earlier Registration Statement.”

Response: After further review and discussion with outside counsel, we have decided not to include the requested disclosure. It is our understanding that Rule 415 is applicable to our circumstances, and Rule 429 conflicts with Rule 415 on whether the prior registration statement is terminated upon the effectiveness of the new registration statement. Under Rule 415, the prior registration statement is terminated, and the new registration statement cannot act as a post-effective amendment to the prior one.

Comment 2: Please add disclosure to the fee table indicating securities are being carried forward and provide the file number.

Response: We have revised the Calculation of Filing Fee Tables to conform with requirements for carry forward securities, including a column showing the file number of the securities being carried forward. Please see attached courtesy copy.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

II. Prospectus

Comment 1: Cover Page, Index Account Options: Please add disclosure including the three different buffer percentage options.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 2: Cover Page, Index Account Options: Please add additional disclosure language at the end of the Index Account Options section: “These buffers and minimum caps or participation rates for each index option offered in this Prospectus, respectively, will not change for the life of the policy.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 3: Cover Page: Please add prominent disclosure reserving the right to limit options. See page 20.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 4: Cover Page, Fifth Paragraph: Please specify the maximum loss resulting from application of an interim value adjustment.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 5: Cover Page, Sixth Paragraph: Please specify each type of partial withdrawals, including an automatic withdrawal, advisory fee withdrawal, minimum required distribution, surrender charge free withdrawal, or any other withdrawal.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 6: Cover Page: Please add to the cover page the information included in the second “Summary” paragraph on page 6.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 7: Page 13, Third Bullet in “Participation” Bullet: Please consider revising the phrase “relative to” to “beyond” or something similar.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 8: Page 17, Available Allocation, First Paragraph: For any new Index Options the company may offer in the future, please specify the minimum buffer that the company will be offering with those Options (e.g. 10%).

Response: Disclosure has been revised. Please see attached courtesy copy.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 9: Page 19, Best Entry Options, “Please Note…” Paragraph: Please revise this disclosure for clarity consistent with revisions to page 60.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 10: Page 20, Italicized Disclosure Paragraph: Keep the previously removed disclosure as to Best Entry options that have a fee. Also, make sure risk disclosure makes this point for fee based Best Entry options.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 11: Page 32, Surrender Charge Bolded Statement: Please revise this paragraph for clarity.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 12: Page 34, Credit Advantage Fee: Confirm that no index option that did not have credit advantage fee previously is now subject to a credit advantage charge. Otherwise, carve out existing investors from this charge.

Response: Confirmed.

Comment 13: Page 43, Index Account Options, Last Bullet: Please revise the disclosure by adding “any” to the reference to losses.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 14: Page 48, Index Substitutions: Please confirm to the staff that the substitution of an index during a crediting period does not itself result in an interim value adjustment when calculating performance on the day the company substitutes the index.

Response: Confirmed.

Comment 15: Page 57, Hypothetical Participation, Second Bullet Point: Please add a parenthetical that your gain would be equal to the index change.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 16: Page 59, Explanation of Best Entry, Third Paragraph, “… either -5% or -20%”: Please confirm that this is not a new change.

Response: Confirmed. Disclosure has been revised for clarity. Please see attached courtesy copy.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 17: Page 60, Explanation of Best Entry, Third Paragraph, Sixth Bullet Point: Please revise for clarity.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 18: Page 64, Example, First Paragraph: Please revise for clarity.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 19: Page 65, Gray Box, Last Paragraph: Something like this should be added to the cover page.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 20: Page 91, Second Paragraph: Please confirm these disclosures have been updated for Secure 2.0.

Response: Confirmed. This disclosure will be revised prior to requesting effectiveness.

If you have any questions regarding these responses, please contact Brian Stallworth at (720) 488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth
Brian Stallworth
Assistant General Counsel